FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      For the month of November 2006 No. 8

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     On November 23, 2006, Tower Semiconductor Expands its Previously Announced Equity Private Placement and Raises Approximately $11 million , attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TOWER SEMICONDUCTOR LTD.



Date: November 23, 2006                              By: /s/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary

              TOWER SEMICONDUCTOR EXPANDS ITS PREVIOUSLY ANNOUNCED
               EQUITY PRIVATE PLACEMENT AND RAISES APPROXIMATELY
                                   $11 MILLION

MIGDAL HAEMEK, Israel - November 23, 2006 - Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), a pure-play independent specialty foundry, announced today that it has expanded its equity private placement, originally announced on November 1, 2006, and raised additionally approximately $11 million in immediate gross proceeds from Israeli investors. The Company sold a total of 5,800,000 ordinary shares and 2,320,000 warrants for shares in this private placement, including through the exercise of the over allotment provision or "Green Shoe option" given to its placement agents, as announced on November 1, 2006. The base price per share of the ordinary shares, for the Israeli investors, was approximately the closing price of the Company's shares on the Tel-Aviv Stock Exchange (TASE) on November 20, 2006 (NIS 8.5 per share). The terms of the 2,320,000 warrants for shares were identical to such terms as announced on November 1, 2006.

Under Israeli securities laws, the securities are subject to a statutory lock-up. The Company has undertaken to file a prospectus with the Israel Securities Authority in order to allow for the unrestricted trade of the securities.

Poalim I.B.I Underwriting & Issuing Ltd. and Clal Finance Underwriting Ltd. acted as co-lead placement agents for the transaction.

The orders accepted by the Company as detailed above, under this expansion of its previously announced private placement, represent less than 3 percent of Tower Semiconductor Ltd. total shares outstanding, on a fully-diluted basis.

The offering described in this press release was extended to Israeli residents only. The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to persons of the United States, absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein.

All figures in dollars are presented herein for convenience only, based on current exchange rates.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The Company manufactures integrated circuits with geometries ranging from 1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to approximately 16,000 150mm wafers per month. Fab 2 features 0.18 micron and below standard and specialized process technologies and has a current capacity of up to approximately 15,000 200mm wafers per month. Tower's website is located at www.towersemi.com



CONTACT:

     Tower Semiconductor
     Ilanit Vudinsky, +972 4 650 6434
     ilanitvu@towersemi.com